UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K/A
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934
For the month of August 2018
Commission File Number 001-33161
NORTH AMERICAN CONSTRUCTION GROUP LTD.
26550 Acheson Road
Acheson, Alberta T7X 6B2
(780) 960-7171
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F  ☐            Form 40-F  ☒
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Explanatory Note

This Form 6-K/A is being furnished to reflect a correction to a footnote table that summarizes the effects of adopting the new revenue standard on North American Construction Group Ltd. "the Company" consolidated statements of cash flows for the six months ended June 30, 2018. The correction is included in the Notes to the Interim Consolidated Statements under "Note 3(a(i)) - Revenue from Contracts with Customers" and amends the six months ended June 30, 2018 “As Reported” and “Balances without adoption of Topic 606” columns included in the Company's Form 6-K furnished on July 31, 2018. The information in this Form 6-K/A has not been updated from such Form 6-K except to reflect such correction and does not include the Management’s Discussion and Analysis that was included in the original filing. Additionally, this Form 6-K/A does not purport to provide an update or a discussion of any other developments at the Company subsequent to the original filing.

Documents Included as Part of this Report

1.	Interim consolidated financial statements of North American Construction Group Ltd. for the three and six months ended June 30, 2018.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NORTH AMERICAN CONSTRUCTION GROUP LTD.

By:	/s/ Rob Butler
Name:	Rob Butler
Title:	Vice President, Finance
Date: August 1, 2018

NORTH AMERICAN CONSTRUCTION GROUP LTD.
Interim Consolidated Financial Statements (Amended)
For the three and six months ended June 30, 2018
(Expressed in thousands of Canadian Dollars)
(Unaudited)

NORTH AMERICAN
CONSTRUCTION GROUP

CATERPILLAR
CAT
CAT
679
CO817

Explanatory Note

These interim consolidated financial statements for the three and six months ended June 30, 2018 have been amended to reflect a correction to a footnote table that summarizes the effects of adopting the new revenue standard on North American Construction Group Ltd. "the Company" consolidated statements of cash flows for the six months ended June 30, 2018. The correction is included in the Notes to the Interim Consolidated Statements under "Note 3(a(i)) - Revenue from Contracts with Customers" and amends the six months ended June 30, 2018 “As Reported” and “Balances without adoption of Topic 606” columns included in the Company's interim consolidated financial statements furnished on July 31, 2018. Except to reflect this correction, the information in these amended interim consolidated financial statements has not been updated from the previously filed interim consolidated financial statements for the three and six months ended June 30, 2018. Additionally, these amended interim consolidated financial statements do not purport to provide an update or a discussion of any other developments at the Company subsequent to the original filing.

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Interim Consolidated Balance Sheets
(Expressed in thousands of Canadian Dollars)
(Unaudited)

	June 30, 2018	December 31, 2017
Assets
Current assets
Cash	$2,836	$8,186
Accounts receivable, net (note 7(c))	53,142	46,806
Contract assets (note 7(c))	8,848	21,572
Inventories	6,201	4,754
Prepaid expenses and deposits	2,882	1,898
Assets held for sale	4,066	5,642
	77,975	88,858
Property, plant and equipment (net of accumulated depreciation of $234,308, December 31, 2017 – $220,320)	307,293	278,648
Other assets (note 7(f))	5,355	5,599
Deferred tax assets	8,427	10,539
Total assets	$399,050	$383,644
Liabilities and shareholders’ equity
Current liabilities
Accounts payable	$48,579	$35,191
Accrued liabilities	9,410	12,434
Contract liabilities (note 7(c))	773	824
Current portion of capital lease obligation	28,441	29,136
	87,203	77,585
Long term debt (note 5(a))	62,190	70,065
Capital lease obligations	40,527	37,833
Other long term obligations	18,231	14,080
Deferred tax liabilities	40,180	38,157
	248,331	237,720
Shareholders' equity
Common shares (authorized – unlimited number of voting common shares; issued and outstanding – 27,300,585 (December 31, 2017 – 28,070,150)) (note 9(a))	223,603	231,020
Treasury shares (2,716,023 (December 31, 2017 - 2,617,926)) (note 9(a))	(13,013)	(12,350)
Additional paid-in capital	57,169	54,416
Deficit	(117,040)	(127,162)
	150,719	145,924
Total liabilities and shareholders’ equity	$399,050	$383,644
Subsequent events (note 7(d))
See accompanying notes to interim consolidated financial statements.

Interim Consolidated Statements of Operations and
Comprehensive Income (Loss)
(Expressed in thousands of Canadian Dollars, except per share amounts)
(Unaudited)

	Three months ended		Six months ended
	June 30,		June 30,
	2018	2017	2018	2017
Revenue (note 7)	$79,471	$47,624	$194,174	$140,466
Project costs	31,793	21,990	73,256	51,197
Equipment costs	26,990	18,720	55,247	44,775
Depreciation	11,037	8,073	29,229	22,631
Gross profit (loss)	9,651	(1,159)	36,442	21,863
General and administrative expenses	8,207	5,335	16,008	13,410
Loss on sublease	—	—	1,732	—
(Gain) loss on disposal of property, plant and equipment	(185)	5	(105)	219
Gain on disposal of assets held for sale	(155)	(115)	(197)	(183)
Amortization of intangible assets	88	206	241	558
Operating income (loss) before the undernoted	1,696	(6,590)	18,763	7,859
Interest expense, net (note 8)	1,622	1,758	3,441	3,124
Foreign exchange loss	33	15	23	12
Income (loss) before income taxes	41	(8,363)	15,299	4,723
Deferred income tax expense (benefit)	8	(2,163)	4,135	1,324
Net income (loss) and comprehensive income (loss)	$33	$(6,200)	$11,164	$3,399
Per share information
Net income (loss) - basic (note 9(b))	$0.00	$(0.23)	$0.45	$0.12
Net income (loss) - diluted (note 9(b))	$0.00	$(0.23)	$0.38	$0.11
See accompanying notes to interim consolidated financial statements.

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Interim Consolidated Statements of Changes in
Shareholders’ Equity
(Expressed in thousands of Canadian Dollars)
(Unaudited)

	Common shares	Treasury shares	Additional paid-in capital	Deficit	Total
Balance at December 31, 2016	$252,633	$(9,294)	$45,915	$(130,300)	$158,954
Net income	—	—	—	3,399	3,399
Exercised options	910	—	(364)	—	546
Stock-based compensation	—	299	613		912
Dividends (note 9(d)) ($0.04 per share)	—	—	—	(1,101)	(1,101)
Share purchase program (note 9(c))	(9,760)	—	2,289	—	(7,471)
Purchase of treasury shares for settlement of certain equity classified stock-based compensation (note 9(a))	—	(3,601)	—	—	(3,601)
Balance at June 30, 2017	$243,783	$(12,596)	$48,453	$(128,002)	$151,638

Balance at December 31, 2017	$231,020	$(12,350)	$54,416	$(127,162)	$145,924
Adoption of accounting standard (note 3(a(i)))	—	—	—	(45)	(45)
Net income	—	—	—	11,164	11,164
Exercised options	1,097	—	(438)	—	659
Stock-based compensation	—	—	1,795	—	1,795
Dividends (note 9(d)) ($0.04 per share)	—	—	—	(997)	(997)
Share purchase program (note 9(c))	(8,514)	—	1,396	—	(7,118)
Purchase of treasury shares for settlement of certain equity classified stock-based compensation (note 9(a))	—	(663)	—	—	(663)
Balance at June 30, 2018	$223,603	$(13,013)	$57,169	$(117,040)	$150,719
See accompanying notes to interim consolidated financial statements.

Interim Consolidated Statements of Cash Flows
(Expressed in thousands of Canadian Dollars)
(Unaudited)

	Three months ended		Six months ended
	June 30,		June 30,
	2018	2017	2018	2017
Cash provided by (used in):
Operating activities:
Net income (loss)	$33	$(6,200)	$11,164	$3,399
Adjustments to reconcile to net cash from operating activities:
Depreciation	11,037	8,073	29,229	22,631
Amortization of intangible assets	88	206	241	558
Amortization of deferred financing costs (note 8)	132	131	262	213
Loss on sublease	—	—	1,732	—
(Gain) loss on disposal of property, plant and equipment	(185)	5	(105)	219
Gain on disposal of assets held for sale	(155)	(115)	(197)	(183)
Stock-based compensation expense	2,757	391	4,655	2,449
Other adjustments to cash from operating activities	(56)	50	(24)	76
Deferred income tax expense	8	(2,163)	4,135	1,324
Net changes in non-cash working capital (note 10(b))	12,130	19,325	13,733	14,104
	25,789	19,703	64,825	44,790
Investing activities:
Purchase of property, plant and equipment	(22,369)	(7,010)	(41,222)	(26,473)
Proceeds on disposal of property, plant and equipment	190	58	1,544	9,523
Proceeds on disposal of assets held for sale	752	1,125	862	1,335
Additions to intangible assets	(84)	(25)	(84)	(25)
Net repayment of (advances to) partnership loan (note 4)	102	(256)	765	(256)
Investment in partnership (note 4)	—	(1,177)	—	(1,177)
	(21,409)	(7,285)	(38,135)	(17,073)
Financing activities:
Repayment of Credit Facility	(14,000)	(5,670)	(27,000)	(17,741)
Increase in Credit Facility	14,000	—	19,000	—
Issuance of Convertible Debentures (note 5(c))	—	—	—	40,000
Financing costs	—	8	—	(2,213)
Repayment of capital lease obligations	(8,512)	(7,884)	(15,903)	(14,717)
Proceeds from options exercised	252	251	659	546
Dividend payment	(505)	(559)	(1,015)	(1,128)
Share purchase program (note 9(c))	(4,827)	(7,471)	(7,118)	(7,471)
Purchase of treasury shares for settlement of certain equity classified stock-based compensation (note 9(a))	(57)	(530)	(663)	(4,074)
	(13,649)	(21,855)	(32,040)	(6,798)
(Decrease) increase in cash	(9,269)	(9,437)	(5,350)	20,919
Cash, beginning of period	12,105	44,022	8,186	13,666
Cash, end of period	$2,836	$34,585	$2,836	$34,585
Supplemental cash flow information (note 10(a)).
See accompanying notes to interim consolidated financial statements.

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Notes to Interim Consolidated Financial Statements
For the three and six months ended June 30, 2018
(Expressed in thousands of Canadian Dollars, except per share amounts or unless otherwise specified)
1) Nature of operations
North American Construction Group Ltd. ("the Company"), provides a wide range of mining and heavy construction services to customers in the resource development and industrial construction sectors, primarily within Western Canada. On April 11, 2018, the Company, formerly known as North American Energy Partners Inc., announced the change of its the name to "North American Construction Group Ltd.".
These consolidated financial statements include the accounts of the Company, its wholly-owned, Canadian incorporated subsidiaries, North American Construction Management Ltd., formerly known as "NACGI", North American Construction Holdings Inc., North American Fleet Company Ltd., North American Construction Holdings Inc. (“NACHI”), NACG Properties Inc., and NACG Acheson Ltd., and the following 100% owned, Canadian incorporated subsidiaries of NACHI as of June 30, 2018:

• North American Engineering Inc.	• North American Site Development Ltd.
• North American Enterprises Ltd.	• North American Maintenance Ltd.
• North American Mining Inc.	• North American Tailings and Environmental Ltd.
• North American Services Inc.
2) Significant accounting policies
a) Basis of presentation
These unaudited interim consolidated financial statements are prepared in accordance with United States generally accepted accounting principles ("US GAAP") for interim financial statements and do not include all of the disclosures normally contained in the Company’s annual consolidated financial statements and as such these interim consolidated financial statements should be read in conjunction with the annual financial statements for the year ended December 31, 2017.
The Company's full-year results are not likely to be a direct multiple of any particular quarter or combination of quarters due to seasonality. The Company's mining revenues are typically highest in the first quarter of each year as ground conditions are most favorable for this type of work in the Company's operating regions while the Company's civil construction revenues are typically highest during the third and fourth quarter, as weather conditions are most favorable for this type of work during these seasons. The Company's mining activity declines near the end of the first quarter and through a large portion of the second quarter, as weather conditions make operations in the Company’s operating regions difficult. The duration of this period is referred to as “spring breakup”, as frost leaves the ground and many secondary roads are temporarily rendered incapable of supporting the weight of heavy equipment. In addition to revenue variability, gross profit margins can be negatively affected in less active periods because the Company is likely to incur higher maintenance and repair costs due to its equipment being available for servicing.
b) Changes in significant accounting policies
The Company adopted Topic 606, Revenue from Contracts with Customers, with a date of initial application of January 1, 2018. The impacts of the adoption on the Company’s financial results are summarized in "Note 3(a(i)) -Revenue from Contracts with Customers" as a result of adopting Topic 606 and are detailed below.
i) Revenue recognition
The Company's revenue source falls into one of two categories: construction services or operations support.
Construction services are related to mine development or expansion projects and are generally funded from customers' capital budgets. The Company provides construction services under lump-sum, unit-price, time-and-materials and cost-plus contracts. When the commercial terms are lump-sum, unit-price and cost-plus, the contract scope and value is typically defined. Time-and-materials contracts are generally undefined in scope and total price.
Operations support services revenue is mainly generated under long term site-services agreements with the customers (master service agreement and multiple use contracts). Such agreements typically do not include a commitment to the volume or scope of services over the life of the contract. Work under the agreement is instead awarded through shorter-term work authorizations under the general terms of the agreement. The Company generally provides operations support services under either time-and-materials or unit-price contracts depending on factors such as the degree of complexity, the completeness of engineering and the required schedule.
Significant estimates are required in the revenue recognition process including assessment of the percentage of completion, identification of performance obligations, and estimation of variable consideration including the constraint. The estimation process related to the percentage of completion has not changed with the adoption of Topic 606. Refer to the Company’s discussion of the use of estimates included in “Note 2 - Significant accounting policies” of the Company’s annual financial statement for the year ended December 31, 2017.
The Company’s invoicing frequency and payment terms are in accordance with negotiated customer contract. Customer invoicing can range between daily and monthly and payment terms range between net 15 and net 60 days. The Company does not typically include extended payment terms in its contracts with customers. Under these payment terms, the customer pays progress payments based on actual work or milestones completed. When payment terms do not align with revenue recognition, the variance is recorded to either contract liabilities or contract assets, as appropriate. Customer contracts do not generally include a significant financing component because the Company does not expect the period between customer payment and transfer of control to exceed one year. The Company does not adjust consideration for the effects of a significant financing component if the period of time between the transfer of control and the customer payment is less than one year.
The Company accounts for a contract when it has approval and commitments from both parties, the rights of the parties are identified, the payment terms are identified, the contract has commercial substance and the collectability of consideration is probable. Each contract is evaluated to determine if it includes more than one performance obligation. This evaluation requires significant judgement and the determination that the contract contains more than one performance obligation could change the amount of revenue and profit recorded in a given period. The majority of the Company's contracts with defined scope include a significant integration service, where the Company is responsible for ensuring the individual goods and services are incorporated into one combined output. Such contracts are accounted for as one performance obligation. When more than one distinct good or service is contracted, the contract is separated into more than one performance obligation and the total transaction price is allocated to each performance obligation based upon stand-alone selling prices. When a stand-alone selling price is not observable, it is estimated using a suitable method.
The total transaction price can be comprised of fixed consideration and variable consideration, such as profit incentives, discounts and performance bonuses or penalties. When a contract includes variable consideration, the amount included in the total transaction price is based on the expected value or the mostly likely amount, constrained to an amount that it is probable a significant reversal will not occur. Currently, the Company has constrained the variable consideration related to unpriced contract modifications, which is not unusual for this type of variable consideration. Significant judgement is involved in determining if a variable consideration amount should be constrained. The constrained variable consideration is limited to the amount that would not result in a risk of significant reversal of revenue (i.e. it is highly probable that a significant revenue reversal will not occur). In applying this constraint, the Company considers both the likelihood of a revenue reversal arising from an uncertain future event and the magnitude of the revenue reversal if the uncertain event were to occur or fail to occur. The following circumstances are considered to be possible indicators of significant revenue reversals:

•	The amount of consideration is highly susceptible to factors outside the Company’s influence, such as judgement of actions of third parties and weather conditions;

•	The length of time between the recognition of revenue and the expected resolution;

•	The Company’s experience with similar circumstances and similar customers, specifically when such items have predictive value;

•	The Company’s history of resolution and whether that resolution includes price concessions or changing payment terms; and

•	The range of possible consideration amounts.
The Company's performance obligations typically are satisfied by transferring control over time, for which revenue is recognized using the percentage of completion method, measured by the ratio of costs incurred to date to estimated total costs. For defined scope contracts, the cost-to-cost method faithfully depicts the Company’s performance

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because the transfer of the asset to the customer occurs as costs are incurred. The costs of items that do not relate to the performance obligation, particularly in the early stages of the contract, are excluded from costs incurred to date. Pre-construction activities, such as mobilization and site setup, are recognized as contract costs on the consolidated balance sheets and amortized over the life of the project. These costs are excluded from the cost-to-cost calculation.
The Company has elected to apply the ‘as-invoiced’ practical expedient to recognize revenue in the amount to which the Company has a right to invoice for all contracts in which the value of the performance completed to date directly corresponds with the right to consideration. This will be applied to all contracts, where applicable, and the majority of undefined scope work is expected to use this practical expedient.
The length of the Company’s contracts varies from less than one year for typical contracts to several years for certain larger contracts. Project costs include all direct labour, material, subcontract and equipment costs and those indirect costs related to contract performance such as indirect labour and supplies. General and administrative expenses are charged to expense as incurred. Provisions for estimated losses on uncompleted contracts are made in the period in which such losses are determined. Changes in project performance, project conditions, and estimated profitability, including those arising from profit incentives, penalty provisions and final contract settlements, may result in revisions to costs and revenue that are recognized in the period in which such adjustments are determined.
Once a project is underway, the Company will often experience changes in conditions, client requirements, specifications, designs, materials and work schedules. Generally, a “change order” will be negotiated with the customer to modify the original contract to approve both the scope and price of the change. Occasionally, disagreements arise regarding changes, their nature, measurement, timing and other characteristics that impact costs and revenue under the contract. When a change becomes a point of dispute between the Company and a customer, the Company will assess the legal enforceability of the change to determine if a contract modification exists. The Company considers a contract modification to exist when the modification either creates new or changes the existing enforceable rights and obligations.
Most contract modifications are for goods and services that are not distinct from the existing contract due to the significant integration service provided in the context of the contract and are accounted for as part of the existing contract. Therefore, the effect of a contract modification on the transaction price and the Company's measure of progress for the performance obligation to which it relates is recognized as an adjustment to revenue on a cumulative catch-up basis. If a contract modification is approved in scope and not price, the associated revenue is treated as variable consideration, subject to constraint. This can lead to a situation where costs are recognized in one period and revenue is recognized when customer agreement is obtained or claim resolution occurs, which can be in subsequent periods.
The Company’s long term contracts typically allow its customers to unilaterally reduce or eliminate the scope of the work as contracted without cause. These long term contracts represent higher risk due to uncertainty of total contract value and estimated costs to complete; therefore, potentially impacting revenue recognition in future periods.
Revenue is measured based on consideration specified in the customer contract, and excludes any amounts collected on behalf of third parties. Taxes assessed by a governmental authority that are both imposed on and concurrent with a specified revenue producing transaction, that are collected by the Company for a customer, are excluded from revenue. The Company offers a variety of equipment for rental to its customers. Rental revenue is recognized daily at the applicable rates stated in the rental contract.
ii) Accounts receivable and contract assets
Accounts receivable are recorded when the Company has an unconditional right to consideration arising from performance of contracts with customers. Accounts receivable may be comprised of amounts billed to customers and amounts that have been earned but have not yet been billed. Such unbilled but earned amounts generally arise when a billing period ends prior to the end of the reporting period. When this occurs, revenue equal to the earned and unbilled amount is accrued. Such accruals are classified as accounts receivable on the balance sheet, even though they are not yet billed, as they represent consideration for work that has been completed prior to the period end where the Company has an unconditional right to consideration.

Contract assets include unbilled amounts representing revenue recognized from work performed where the Company does not yet have an unconditional right to compensation. These balances generally relate to (i) revenue accruals on forecasted jobs where the percentage of completion method of revenue recognition requires an accrual over what has been earned and billed and (ii) revenue recognized from variable consideration related to unpriced contract modifications.
iii) Contract costs
The Company occasionally incurs costs to obtain contracts (reimbursable bid costs) and to fulfill contracts (fulfillment costs). If these costs meet certain criteria, they are capitalized as contract costs, included within other assets on the consolidated balance sheets. Capitalized costs are amortized based on the transfer of goods or services to which the assets relate and are included in project costs.
Reimbursable bid costs meet the criteria for capitalization when these costs will be reimbursed by the owner regardless of the outcome of the bid. Generally, this occurs when the Company has been selected as the preferred bidder for a project. The Company recognizes reimbursable bid costs as an expense when incurred if the amortization period of the asset that the entity would have otherwise recognized is one year or less.
Costs to fulfill a contract meet the criteria for capitalization if they relate directly to a specifically identifiable contract, they generate or enhance resources that will be used to satisfy future performance obligations and if the costs are expected to be recovered. The costs that meet this criterion are often mobilization and site set-up costs.
iv) Remaining performance obligations
Remaining performance obligation represents the transaction price allocated to performance obligations that are unsatisfied (or partially unsatisfied) as of the end of the reporting period. The Company's long term contracts typically allow customers to unilaterally reduce or eliminate the scope of the contracted work without cause. These long term contracts represent higher risk due to uncertainty of total contract value and estimated costs to complete; therefore, potentially impacting revenue recognition in future periods. Excluded from this disclosure are amounts where the Company recognizes revenue as-invoiced.
v) Contract liabilities
Contract liabilities consist of advance payments and billings in excess of costs incurred and estimated earnings on uncompleted contracts.
3) Recent accounting pronouncements
a) Accounting pronouncements recently adopted
i) Revenue from Contracts with Customers
The Company adopted Topic 606, Revenue from Contracts with Customers, with a date of initial application of January 1, 2018. The Company used the modified cumulative effect retrospective transition method by recognizing the cumulative effect as an adjustment to the opening balance of equity at January 1, 2018. The Company applied Topic 606 to contracts that were not completed at the time of transition and elected to not separately evaluate the effects of each contract modification prior to the date of adoption. Therefore, comparative financial information has not been adjusted and continues to be reported under the prior standard.
The main impact of the application of this new standard reflected through the adjustment to the opening balance of equity at January 1, 2018 relates to the change in the treatment of mobilization costs which were previously considered a component of the contract. Mobilization costs are now considered a cost to fulfill the contract and not part of the performance obligation. This resulted in a reversal in the amount of cumulative revenue recognized, which was offset by associated amortization expense. The net impact to opening retained earnings at January 1, 2018 is $45. Other adjustments include a reclassification of unconditional rights to consideration between contract assets and accounts receivable due to a change in presentation requirements for contract balances.

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The following table summarizes the effects of adopting the new revenue standard on the Company's consolidated balance sheets at June 30, 2018:

(in thousands)	As Reported	Adjustments	Balances without adoption of Topic 606
Assets
Current assets
Accounts receivable, net	$53,142	$(4,460)	$48,682
Contract assets	8,848	(8,848)	—
Unbilled revenue	—	13,806	13,806
	77,975	498	78,473
Other assets	5,355	(466)	4,889
	$399,050	$32	$399,082
Liabilities and shareholders' equity
Current liabilities
Contract liabilities	$773	$(773)	$—
Billings in excess of costs incurred and estimated earnings on uncompleted contracts	—	773	773
	87,203	—	87,203
Deferred tax liabilities	40,180	9	40,189
	$248,331	$9	$248,340
Shareholders' equity
Deficit	(117,040)	23	(117,017)
	$150,719	$23	$150,742
Total liabilities and shareholders' equity	$399,050	$32	$399,082
Amounts previously classified as unbilled revenue and billings in excess of costs incurred and estimated earnings on uncompleted contracts are now classified as contract assets and contract liabilities, respectively. For consistency, these new classifications have been applied to amounts in comparative prior periods on the consolidated balance sheets and within the notes that follow.
The following table summarizes the effects of adopting the new revenue standard on the Company's consolidated statements of operations and comprehensive income for the three and six months ended June 30, 2018:

	Three months ended June 30, 2018			Six months ended June 30, 2018
(in thousands)	As Reported	Adjustments	Balances without adoption of Topic 606	As Reported	Adjustments	Balances without adoption of Topic 606
Revenue	$79,471	$687	$80,158	$194,174	$498	$194,672
Project costs	31,793	353	32,146	73,256	466	73,722
Gross profit	$9,651	$334	$9,985	$36,442	$32	$36,474
Operating income before the undernoted	$1,696	$334	$2,030	$18,763	$32	$18,795
Income before income taxes	$41	$334	$375	$15,299	$32	$15,331
Deferred income tax expense	8	91	99	4,135	9	4,144
Net income	$33	$243	$276	$11,164	$23	$11,187
Comprehensive income	$33	$243	$276	$11,164	$23	$11,187

The following table summarizes the effects of adopting the new revenue standard on the Company's consolidated statements of cash flows for the three and six months ended June 30, 2018:

	Three months ended June 30, 2018			Six months ended June 30, 2018
(in thousands)	As Reported	Adjustments	Balances without adoption of Topic 606	As Reported	Adjustments	Balances without adoption of Topic 606
Cash provided by (used in):
Operating activities:
Net income	$33	$243	$276	$11,164	$23	$11,187
Deferred income tax expense	8	91	99	4,135	9	4,144
Net changes in non-cash working capital (note 10(b))	12,130	(334)	11,796	13,733	(32)	13,701
	25,789	—	25,789	64,825	—	64,825
Decrease in cash	$(9,269)	$—	$(9,269)	$(5,350)	$—	$(5,350)
ii) Statement of Cash Flows
In August 2016, the FASB issued ASU No. 2016-15, Statement of Cash Flows (Topic 230: Classification of Certain Cash Receipts and Cash Payments). This accounting standard eliminates the diversity in practice related to the classification of certain cash receipts and payments for debt prepayments or extinguishment costs, the maturing of a zero coupon bond, the settlement of contingent liabilities arising from a business combination, proceeds from insurance settlements, distributions from certain equity method investees and beneficial interests obtained in a financial asset securitization. This standard was adopted January 1, 2018 and the adoption did not have a material effect on the Company's consolidated financial statements.
iii) Stock-Based Compensation
In May 2017, the FASB issued ASU No. 2017-09, Compensation - Stock Compensation (Topic 718: Scope of Modification Accounting). This accounting standard update clarifies which changes to the terms or conditions of a share-based payment award require an entity to apply modification accounting. This standard was adopted January 1, 2018 and the adoption did not have a material effect on the Company's consolidated financial statements.
b) Issued accounting pronouncements not yet adopted
i) Leases
In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842) to supersede the current leases accounting standard (Topic 840). The main difference between the new standard and the current standard is the requirement that lessees recognize a lease liability and a right-of-use asset for leases classified as operating leases. Lessor accounting remains largely unchanged. Additionally, the standard requires that for a sale to occur in a sale-leaseback transaction, the transfer of assets must meet the requirements for a sale under the new revenue standard. The new lease standard will be effective for the Company for interim and annual reporting periods commencing January 1, 2019, with early adoption permitted.
The standard requires a modified retrospective transition approach for leases existing at, or entered into after, the beginning of the earliest comparative period presented in the financial statements, with certain practical expedients available.
The new standard will result in an effect to the right-of-use assets and liabilities on the consolidated balance sheets. The Company continues to evaluate the impact of adopting the standard on its financial statements and disclosure through its change management plan which guides the adoption of the standard. The Company has compiled an inventory of all leases and will analyze individual contracts or groups of contracts to identify any significant differences and the impact on lease transactions as a result of adopting the new standard. Through this process, the Company will also quantify the impact on prior period transactions as well as assess the Company’s policies, practices, procedures, controls, and systems for changes necessary to process and compile the information to meet the requirements of the new standard.
4) Investment in partnership
On April 1, 2017, the Company entered into a partnership agreement under the name "Dene North Site Services" with Dene Sky Site Services Ltd. ("Dene Sky"). The partnership was formed for the purpose of establishing a

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strategic relation with a local operator in Northern Alberta in order to expand the Company's market opportunities in the region. The Company holds a 49% undivided ownership interest in the assets, liabilities and related revenue and expenses managed through the partnership agreement. The partnership agreement specifies that the economic activity and decision-making are jointly controlled and each partner is entitled to its share of the assets, liabilities, revenue and expenses of the unincorporated entity. Under the partnership agreement, the Company is, as between the partners, contingently liable for its proportionate of the partnership's obligations and liabilities that could arise from construction contracts, potential lawsuits, lease commitments and financing agreements.
At inception of the partnership, the Company contributed cash consideration of $2,308 towards the partnership and the combined assets and liabilities were proportionately recognized within the Company's consolidated financial statements at 49%. The Company records its share of the partnership assets, liabilities, revenues and expenses within its consolidated financial statements using the proportionate consolidation method.
The financial data for the Company's 49% interest included in the consolidated financial statements is summarized as follows:
Balance Sheet

	June 30, 2018	December 31, 2017
Assets
Current assets	$596	$1,868
Non-current assets	2,102	2,275
Total assets	$2,698	$4,143
Liabilities
Current liabilities	$774	$1,094
Long term liabilities	329	1,141
Total liabilities	$1,103	$2,235

Net assets	$1,595	$1,908
As at June 30, 2018, the Company had issued a loan to Dene North Site Services in the amount of $400, which is included in the above current liabilities at 49%. Upon consolidation, the residual receivable amount is included in other assets within the Company's consolidated balance sheets.
Statement of Operations and Comprehensive Loss

	Three months ended		Six months ended
	June 30,		June 30,
	2018	2017	2018	2017
Revenues	$531	$570	$1,126	$570
Gross loss (i)	(36)	(196)	(164)	(196)
Loss before taxes	(95)	(532)	(313)	(532)
Net loss and comprehensive loss(ii)	$(95)	$(532)	$(313)	$(532)
(i) Gross profit is defined as revenue less: project costs; equipment costs; and depreciation.
(ii) For income tax purposes, all income attributed to the partnership agreement is allocated to the partners pro-rata in accordance with their respective interest.

5) Long term debt
a) Long term debt amounts are as follows:
Long term:

	June 30, 2018	December 31, 2017
Credit Facility (note 5(b))	$24,000	$32,000
Convertible Debentures (note 5(c))	40,000	40,000
Less: deferred financing costs	(1,810)	(1,935)
	$62,190	$70,065
b) Credit Facility
On August 1, 2017, the Company entered into the current Credit Facility Agreement (the "Credit Facility") with a banking syndicate led by National Bank of Canada. The Credit Facility is comprised solely of a revolving loan (the “Revolver”) which allows borrowing of up to $140.0 million, of which letters of credit may not exceed $25.0 million with an ability to increase the maximum borrowings by an additional $25.0 million, subject to certain conditions. The Credit Facility permits additional capital lease debt to a limit of $100.0 million. This facility matures on August 1, 2020, with an option to extend on an annual basis.
As at June 30, 2018, there was $0.9 million (December 31, 2017 - $0.8 million) in issued letters of credit under the Credit Facility and the unused borrowing availability was $115.1 million (December 31, 2017 - $107.2 million).
The Credit Facility has two financial covenants that must be tested quarterly on a trailing four quarter basis. The first covenant is the senior leverage ratio ("Senior Leverage Ratio") is defined as senior debt ("Senior Debt" is defined as interest bearing debt excluding Convertible Debentures) as compared to earnings before interest, taxes, depreciation, and amortization, excluding the effects of unrealized foreign exchange gain or loss, realized and unrealized gain or loss on derivative financial instruments, cash and non-cash stock-based compensation expense, gain or loss on disposal of property, plant and equipment, gain or loss on disposal of assets held for sale and certain other non-cash items included in the calculation of net income ("Adjusted EBITDA"). The second covenant is the fixed charge coverage ratio ("Fixed Charge Coverage Ratio") which is defined as Adjusted EBITDA less cash taxes compared to Fixed Charges. Fixed charges ("Fixed Charges") is defined as cash interest, scheduled payments on debt, unfunded cash distributions by the Company and unfunded capital expenditures. The Senior Leverage Ratio is to be maintained at less than 3.0:1 and the Fixed Charge Coverage Ratio is to be maintained at a ratio greater than 1.15:1. In the event the Company enters into an acquisition, the maximum allowable Senior Leverage Ratio would increase to 3.5:1 for four quarters following the acquisition. As at June 30, 2018, the Company was in compliance with financial covenants.
The Credit Facility bears interest at Canadian prime rate, U.S. Dollar Base Rate, Canadian bankers’ acceptance rate or London interbank offered rate ("LIBOR") (all such terms as used or defined in the Credit Facility), plus applicable margins. The Company is also subject to non-refundable standby fees, 0.35% to 0.65% depending on the Company's Senior Leverage Ratio, based on the undrawn portion of the Credit Facility. The Credit Facility is secured by a first priority lien on all of the Company's existing and after-acquired property.
During the three and six months ended June 30, 2017, financing costs of $nil and $28, respectively, were incurred in connection with signing of the Credit Facility. These fees were recorded as deferred financing costs and are being amortized to interest expense over the term to maturity of the Credit Facility.
c) Convertible Debentures
On March 15, 2017, the Company issued $40.0 million in aggregate principal amount of 5.50% convertible unsecured subordinated debentures (the "Convertible Debentures") which matures on March 31, 2024. The Company pays interest at an annual rate of 5.50%, payable semi-annually on March 31 and September 30 of each year.
The Convertible Debentures may be converted into common shares of the Company at the option of the holder at a conversion price of $10.85 per common share, which is equivalent to approximately 92.1659 common shares per $1,000 principal amount of notes.

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The Convertible Debentures are not redeemable prior to March 31, 2020, except under certain conditions after a change in control has occurred. The Convertible Debentures are redeemable at the option of the Company, in whole or in part, at any time on or after March 31, 2020 at a redemption price equal to the principal amount provided that the market price of the common shares is at least 125% of the conversion price; and on or after March 31, 2022 at a redemption price equal to the principal amount, plus accrued and unpaid interest accrued to the redemption date. In each case, the Company must pay accrued and unpaid interest on the debentures redeemed to the applicable redemption date.
If a change in control occurs, the Company is required to offer to purchase all of the Convertible Debentures at a price equal to 101% of the principal amount plus accrued and unpaid interest to the date of purchase.
During the three and six months ended June 30, 2017, a recovery of financing costs of $8 and financing costs of $2,185 were incurred, respectively, in connection with the issuance of the Convertible Debentures. These fees were included within deferred financing costs as a direct reduction to the carrying amount of long term debt and are being amortized to interest expense using the effective interest method over the term to maturity.
6) Fair value measurements
In determining the fair value of financial instruments, the Company uses a variety of methods and assumptions that are based on market conditions and risks existing on each reporting date. Standard market conventions and techniques, such as discounted cash flow analysis and option pricing models, are used to determine the fair value of the Company’s financial instruments, including derivatives. All methods of fair value measurement result in a general approximation of value and such value may never actually be realized.
The fair values of the Company’s cash, accounts receivable, contract assets, loan to partnership, accounts payable, accrued liabilities and contract liabilities approximate their carrying amounts due to the relatively short periods to maturity for the instruments.
Financial instruments with carrying amounts that differ from their fair values are as follows:

		June 30, 2018		December 31, 2017
	Fair Value Hierarchy Level	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Capital lease obligations	Level 2	$68,968	$63,913	$66,969	$61,872
Convertible Debentures	Level 2	$40,000	$41,400	$40,000	$38,700
Credit Facility	Level 3	$24,000	$24,000	$32,000	$32,000
7) Revenue
a) Disaggregation of revenue
In the following table, revenue is disaggregated by source, commercial terms and method of revenue recognition.

	Three months ended		Six months ended
	June 30,		June 30,
	2018	2017	2018	2017
Revenue by source
Construction services	$8,704	$2,090	$25,138	$4,771
Operations support services	70,767	45,534	169,036	135,695
	$79,471	$47,624	$194,174	$140,466

By commercial terms
Time-and-materials	$35,040	$24,141	$62,427	$42,492
Unit-price	44,431	23,483	126,759	97,897
Cost-plus	—	—	4,988	77
	$79,471	$47,624	$194,174	$140,466

Revenue recognition method
Cost-to-cost percent complete	$32,848	$5,447	$106,902	$67,852
As-invoiced	46,623	42,177	87,272	72,614
	$79,471	$47,624	$194,174	$140,466

b) Customer revenues
The following customers accounted for 10% or more of total revenues:

	Three months ended		Six months ended
	June 30,		June 30,
	2018	2017	2018	2017
Customer A	48%	48%	43%	47%
Customer B	21%	26%	19%	19%
Customer C	18%	17%	25%	31%
c) Contract balances
The following table provides information about receivables, contract assets, and contract liabilities from contracts with customers:

	June 30, 2018	December 31, 2017
Contract receivables, included in accounts receivable, net	$51,263	$45,716
Contract assets	8,848	21,572
Contract liabilities	773	824
Significant changes in the contract assets are summarized:

	Three months ended		Six months ended
	June 30,		June 30,
	2018	2017	2018	2017
Transferred to receivables from contract assets recognized at the beginning of the period	$(4,858)	$(4,126)	$(14,700)	$(9,107)
Increases as a result of changes to the estimate of the stage of completion, excluding amounts transferred in the period	2,338	2,510	1,934	2,510
Increases as a result of work completed, but not yet an unconditional right to consideration	18	8,712	42	8,715
Significant changes in the contract liabilities are summarized:

	Three months ended		Six months ended
	June 30,		June 30,
	2018	2017	2018	2017
Revenue recognized that was included in the contract liability balance at the beginning of the period	$(1,693)	$(819)	$(56)	$(347)
Increases due to cash received, excluding amounts recognized as revenue during the period	—	10	5	47
Revenue recognized from performance obligations that were satisfied (or partially satisfied) in previous periods during the three and six months ended June 30, 2018 was $1,858 and $3,787, respectively (three and six months ended June 30, 2017 - $735 and $1,775, respectively). These amounts relate to cumulative catch-up adjustments arising from changes in estimated project costs on cost-to-cost percent complete jobs and final settlement of constrained variable consideration.
d) Unpriced contract modifications
The Company recognized revenue from variable consideration related to unpriced contract modifications for the six months ended June 30, 2018 of $49 (six months ended June 30, 2017 - $285).
The table below represents the classification of such uncollected consideration on the balance sheet:

	June 30, 2018	December 31, 2017
Accounts receivable	$453	$358
Contract assets	6,921	7,662
	$7,374	$8,020
Subsequent to June 30, 2018, $49 of the variable consideration related to unpriced contract modifications were settled with the customer.

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e) Transaction price allocated to the remaining performance obligations
The following table includes estimated revenue expected to be recognized in the future related to performance obligations that are unsatisfied (or partially unsatisfied) at the end of the reporting period. Included is all consideration from contracts with customers, excluding amounts that are recognized using the as-invoiced method and any constrained amounts of revenue.

2018	$54,866
2019	94,424
2020	96,293
2021	82,910
Total	$328,493
f) Contract costs
The following table summarizes contract costs included within other assets on the consolidated balance sheets.

	June 30, 2018	December 31, 2017
Reimbursable bid costs	$624	$422
Fulfillment costs	466	—
	$1,090	$422
During the three and six months ended June 30, 2018, reimbursable bid costs of $17 and $202 were capitalized, respectively (three and six months ended June 30, 2017 - $nil and $nil, respectively).
During the three and six months ended June 30, 2018, fulfillment costs of $54 and $1,155 were capitalized (three and six months ended June 30, 2017 - $nil and $nil), respectively. Included in the amount capitalized during the six months ended June 30, 2018 is $502 that was capitalized on January 1, 2018 upon adoption of the new revenue standard.
8) Interest expense, net

	Three months ended		Six months ended
	June 30,		June 30,
	2018	2017	2018	2017
Interest on capital lease obligations	$809	$817	$1,577	$1,559
Amortization of deferred financing costs	132	131	262	213
Interest on Credit Facility	175	322	616	767
Interest on Convertible Debentures	549	551	1,091	653
Interest on long term debt	$1,665	$1,821	$3,546	$3,192
Other interest income	(43)	(63)	(105)	(68)
	$1,622	$1,758	$3,441	$3,124
9) Shares
a) Common shares
Issued and outstanding:
The Company is authorized to issue an unlimited number of voting and non-voting common shares.

	Common shares	Treasury shares	Common shares outstanding, net of treasury shares
Voting common shares
Number of common shares outstanding as at December 31, 2017	28,070,150	(2,617,926)	25,452,224
Issued upon exercise of stock options	223,020	—	223,020
Purchase of treasury shares for settlement of certain equity classified stock-based compensation	—	(98,097)	(98,097)
Retired through share purchase program (note 9(c))	(992,585)		(992,585)
Issued and outstanding at June 30, 2018	27,300,585	(2,716,023)	24,584,562

b) Net income (loss) per share

	Three months ended		Six months ended
	June 30,		June 30,
	2018	2017	2018	2017
Net income available to common shareholders	$33	$(6,200)	$11,164	$3,399
Interest from Convertible Debentures (after tax)	—	—	888	—
Diluted net income available to common shareholders	$33	$(6,200)	$12,052	$3,399

Weighted average number of common shares	24,718,484	27,241,717	25,000,063	27,621,141
Weighted average of dilutive securities
Dilutive effect of treasury shares	2,715,491	—	2,683,672	2,627,419
Dilutive effect of stock options	233,861	—	258,950	311,097
Dilutive effect of Convertible Debentures	—	—	3,686,636	—
Weighted average number of diluted common shares	27,667,836	27,241,717	31,629,321	30,559,657

Basic net income (loss) per share	$0.00	$(0.23)	$0.45	$0.12
Diluted net income (loss) per share	$0.00	$(0.23)	$0.38	$0.11
For the three months ended June 30, 2018, there were 155,232 stock options and 3,686,636 shares issuable on conversion of Convertible Debentures that were anti-dilutive and therefore not considered in computing diluted earnings per share (three months ended June 30, 2017 - 1,010,400 stock options, 2,695,626 treasury shares and 3,686,636 shares issuable on conversion of Convertible Debentures were anti-dilutive). For the six months ended June 30, 2018, there were 176,269 stock options that were anti-dilutive and therefore not included in computing earnings per share (six months ended June 30, 2017 - 483,740 stock options and 2,211,982 shares issuable on conversion of Convertible Debentures were anti-dilutive).
c) Share purchase program
Commencing on August 14, 2017, the Company engaged in a normal course issuer bid ("NCIB"), expiring August 13, 2018, under which a maximum number of 2,424,333 common shares were authorized to be purchased. As at December 31, 2017, 1,142,762 shares had been purchased and subsequently cancelled under this NCIB. During the six months ended June 30, 2018, the Company purchased and subsequently cancelled a further 992,585 shares. As at June 30, 2018, 288,986 shares remain available to be purchased under this NCIB through the Toronto Stock Exchange or the New York Stock Exchange.
d) Dividends
On May 1, 2018, the Company declared its second quarter 2018 dividend of $0.02 per share payable to shareholders of record as of May 31, 2018. At June 30, 2018, the dividend payable of $493 was included in accrued liabilities and was subsequently paid to shareholders on July 6, 2018.
On February 13, 2018, the Company declared its first quarter 2018 dividend of $0.02 per share totaling $504 which was paid on April 6, 2018 to shareholders of record as of March 6, 2018.

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10) Other information
a) Supplemental cash flow information

	Three months ended		Six months ended
	June 30,		June 30,
	2018	2017	2018	2017
Cash paid during the period for:
Interest	$1,207	$1,075	$3,524	$2,215
Cash received during the period for:
Interest	28	61	32	68
Non-cash transactions:
Addition of property, plant and equipment by means of capital leases	1,418	6,895	17,902	22,256
Reclass from (to) property, plant and equipment to (from) assets held for sale	421	365	(911)	1,215
Non-cash working capital exclusions:
Net decrease in contract assets related to adoption of accounting standard	—	—	547	—
Net increase in other assets related to adoption of accounting standard	—	—	(502)	—
Net increase in inventory related to the initial investment in the partnership	—	(15)	—	(15)
Net increase in prepaid expenses related to the initial investment in the partnership	—	(4)	—	(4)
Net increase in accrued liabilities related to the current portion of the deferred gain on sale leaseback	—	—	—	56
Net decrease in accrued liabilities related to conversion of bonus compensation to DSUs	—	—	(326)	—
Net decrease in accrued liabilities related to dividend payable	(12)	(16)	(18)	(27)
b) Net change in non-cash working capital
The table below represents the cash provided by (used in) non-cash working capital:

	Three months ended		Six months ended
	June 30,		June 30,
	2018	2017	2018	2017
Operating activities:
Accounts receivable	$9,554	$30,722	$(6,336)	$17,094
Contract assets	2,502	(7,096)	12,177	(2,117)
Inventories	(1,345)	1,015	(1,447)	560
Contract costs	144	—	(166)	—
Prepaid expenses and deposits	(326)	(1,230)	(1,152)	(809)
Accounts payable	3,045	(3,183)	13,388	3,050
Accrued liabilities	249	(94)	(2,680)	(3,374)
Contract liabilities	(1,693)	(809)	(51)	(300)
	$12,130	$19,325	$13,733	$14,104
11) Related party transactions
A director of the Company is the President and Chief Executive Officer of a business that subleases space from the Company. The sublease was entered into several years before the director's appointment.
During the three and six months ended June 30, 2018, the Company received $79 and $157, respectively, of sublease proceeds (three and six months ended June 30, 2017 - $83 and $167, respectively).

FORM 52-109F2R
CERTIFICATION OF REFILED INTERIM FILINGS

This certificate is being filed on the same date that North American Construction Group Ltd. (the “issuer”) has refiled the interim consolidated financial statements for the interim period ended June 30, 2018.
I, Martin Ferron, the Chief Executive Officer of North American Construction Group Ltd., certify the following:
1. Review: I have reviewed the interim financial report and interim MD&A (together, the “interim filings”) of North American Construction Group Ltd. (the “issuer”) for the interim period ended June 30, 2018.
2. No misrepresentations: Based on my knowledge, having exercised reasonable diligence, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings.
3. Fair presentation: Based on my knowledge, having exercised reasonable diligence, the interim financial report together with the other financial information included in the interim filings fairly present in all material respects the financial condition, financial performance and cash flows of the issuer, as of the date of and for the periods presented in the interim filings.
4. Responsibility: The issuer’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures ("DC&P") and internal control over financial reporting ("ICFR"), as those terms are defined in National Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings, for the issuer.
5. Design: Subject to the limitations, if any, described in paragraphs 5.2 and 5.3, the issuer’s other certifying officer(s) and I have, as at the end of the period covered by the interim filings
A. designed DC&P, or caused it to be designed under our supervision, to provide reasonable assurance that
I. material information relating to the issuer is made known to us by others, particularly during the period in which the interim filings are being prepared; and
II. information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and
B. designed ICFR, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP.
5.1 Control framework: The control framework the issuer's other certifying officer(s) and I used to design the issuer's ICFR is the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control - Integrated Framework (“COSO”).
5.2 ICFR – material weakness relating to design: N/A
5.3 Limitation on scope and design: N/A
6. Reporting changes in ICFR: The issuer has disclosed in its interim MD&A any change in the issuer’s ICFR that occurred during the period beginning on April 1, 2018 and ended on June 30, 2018 that has materially affected, or is reasonably likely to materially affect, the issuer’s ICFR.
Date: August 1, 2018

/s/ Martin Ferron
Chief Executive Officer

FORM 52-109F2R
CERTIFICATION OF REFILED INTERIM FILINGS

This certificate is being filed on the same date that North American Construction Group Ltd. (the “issuer”) has refiled the interim consolidated financial statements for the interim period ended June 30, 2018.
I, Rob Butler, the Vice President of Finance of North American Construction Group Ltd. (principal financial officer), certify the following:
1. Review: I have reviewed the interim financial report and interim MD&A (together, the “interim filings”) of North American Construction Group Ltd. (the “issuer”) for the interim period ended June 30, 2018.
2. No misrepresentations: Based on my knowledge, having exercised reasonable diligence, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings.
3. Fair presentation: Based on my knowledge, having exercised reasonable diligence, the interim financial report together with the other financial information included in the interim filings fairly present in all material respects the financial condition, financial performance and cash flows of the issuer, as of the date of and for the periods presented in the interim filings.
4. Responsibility: The issuer’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures ("DC&P") and internal control over financial reporting ("ICFR"), as those terms are defined in National Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings, for the issuer.
5. Design: Subject to the limitations, if any, described in paragraphs 5.2 and 5.3, the issuer’s other certifying officer(s) and I have, as at the end of the period covered by the interim filings
A. designed DC&P, or caused it to be designed under our supervision, to provide reasonable assurance that
I. material information relating to the issuer is made known to us by others, particularly during the period in which the interim filings are being prepared; and
II. information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and
B. designed ICFR, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP.
5.1 Control framework: The control framework the issuer's other certifying officer(s) and I used to design the issuer's ICFR is the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control - Integrated Framework (“COSO”).
5.2 ICFR – material weakness relating to design: N/A
5.3 Limitation on scope and design: N/A
6. Reporting changes in ICFR: The issuer has disclosed in its interim MD&A any change in the issuer’s ICFR that occurred during the period beginning on April 1, 2018 and ended on June 30, 2018 that has materially affected, or is reasonably likely to materially affect, the issuer’s ICFR.
Date: August 1, 2018

/s/ Rob Butler
Vice President, Finance